Exhibit 99.1

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Cheer Holding, Inc.:

You are cordially invited to attend an extraordinary general meeting of Cheer Holding, Inc. (the “Company”) on Monday, March 16, 2026 (the “General Meeting”), at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the General Meeting are enclosed.

Only registered holders of our Class A ordinary shares, par value $0.05 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on Tuesday, February 24, 2026 (the “Record Date”), are entitled to notice of and to vote at the General Meeting.

Our activities for the fiscal year ended December 31, 2024, are included in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2025 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com. If you are a registered holder of Ordinary Shares, by attending the General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE 2025 GENERAL MEETING

OF CHEER HOLDING, INC.

To Be Held on March 16, 2026

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the General Meeting of Cheer Holding, Inc., a Cayman Islands exempted company (“Cheer” or the “Company”), will be held on March 16, 2026, at 10:00 a.m., local time, at the offices of the Company, located at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

At the General Meeting, our shareholders will be asked to consider and vote upon resolutions relating to (the “Proposal”):

Proposal No. 1: To consider and approve a proposal, as a special resolution, subject to certain conditions being met, that the authorised share capital of the Company be reduced and amended to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the cancellation of 1 authorised but unissued Class A ordinary share of a par value of US$0.05 and the consolidation of the remaining 9,999,999 Class A ordinary shares such that each 3 Class A ordinary shares of a par value of US$0.05 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.15 (collectively, the “Share Consolidation and Reduction”); provided, however, the implementation and timing of such Share Consolidation to be determined in the discretion of the Directors; (the “Share Consolidation and Reduction Proposal”).

Only holders of record of our Ordinary Shares at the close of business on February 24, 2026 are entitled to notice of the General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
February 27, 2026

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

February 27, 2026

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Cheer Holding, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the General Meeting of the Company (the “General Meeting”). The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 10, 2025.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the General Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic Proxy Card. Please have your Proxy Card available when you access the website. You will need the information on your Proxy Card to vote your shares. We encourage you to vote via the Internet. You may vote online until 11:59 p.m. Eastern Time the day before the General Meeting.

Voting by mail. To vote using the Proxy Card, simply complete, sign and date the Proxy Card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the General Meeting, we will vote your Shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the General Meeting and withdrawing the Proxy Card, or by voting in person at the General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on February 24, 2026, is entitled to vote on a show of hands and, on a poll, to vote for each Ordinary Share so held at the General Meeting. All such Ordinary Shares entitled to vote at the General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of two shareholders will constitute a quorum for the transaction of business at the General Meeting. Proposals put to the vote at the General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Class A Ordinary Share present in person or by proxy is entitled to one (1) vote for each Class A Ordinary Share held. Every holder of a Class B Ordinary Share present in person or by proxy is entitled to one hundred (100) votes for each Class B Ordinary Share held.

If two (2) or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2024, are included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2025 (the “Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Report that we have filed with the SEC. You may request copies of the Report by addressing your request to Secretary, Cheer Holding, Inc., 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The calculations in the table below are based on 4,686,248 Class A Ordinary Shares and 500,000 Class B Ordinary Shares outstanding as of February 24, 2026.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within sixty (60) days of the date of this report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares	Percentage of Beneficial Ownership of Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership of Class B Ordinary Shares	Percentage of Aggregate Voting Power**
Name and Address(1) of Beneficial Owner	Number	%	Number	%	%
Directors and Officers
Bing Zhang(2)	39,426	* %	500,000	100.0%	91.5%
Jia Lu(3)	13,109	*	-	-	*
Ke Chen	4	*	-	-	*
Zhihong Tan	4	*	-	-	*
Yong Li	4	*	-	-	*
All directors and executive officers as a group (five individuals):	52,546	1.1%	500,000	100.0%	91.5%

5% or more holder(s)			-	-
Michael Bigger(4)	275,340	5.9%	-	-	*

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares voting together as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 100 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class A and Class B Ordinary Shares are not convertible.

(1)

Unless otherwise indicated, the business address of each of the individuals is 19th Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

(2)	Mr. Bing Zhang is our chairman, chief executive officer and interim chief financial officer. Represents (i) 1,520 Class A Ordinary Shares held by Mr. Zhang in street name, and (ii) 37,906 Class A Ordinary Shares held by Happy Starlight Limited (“HSL”), of which Mr. Zhang is the sole shareholder and director.

(3)	Mr. Jia Lu is our director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Represents (i) 1 Class A Ordinary Shares held by Mr. Lu in street name, and (ii) 13,108 Class A Ordinary Shares held by Enjoy Starlight Limited, of which Mr. Lu is the sole shareholder and director.

(4)	Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC (“Bigger GP”), which is the general partner of Bigger Capital Fund, LP (“Bigger Capital”), and the managing member of District 2 Holdings LLC (“District 2 Holdings”), which is the managing member of District 2 GP LLC (“District 2 GP”), the general partner of District 2 Capital Fund LP (“District 2 CF”). Based on information available on Amendment No. 1 to Schedule 13G jointly filed by Mr. Bigger, Bigger Capital, Bigger GP, District 2 CP, District 2 Capital LP, the investment manager of District 2 CF, District 2 GP, and District 2 Holdings (collectively, the “Reporting Persons”) with the SEC on February 11, 2026. Represents 275,340 Class A Ordinary Shares, consisting of (i) 137,670 Class A Ordinary Shares beneficially owned by Bigger Capital, and (ii) 137,670 Class A Ordinary Shares beneficially owned by District 2 CF. Does not include 525,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation and are beneficially owned by District 2 CF. The address of the Reporting Persons is 11700 West Charleston Blvd., #170-659, Las Vegas, NV, 89135.

PROPOSAL NO. 1

AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A SHARE CONSOLIDATION AND REDUCTION

Purpose and Background of the Share Consolidation and Reduction

To consider and approve a proposal, as a special resolution, subject to certain conditions being met, that the authorised share capital of the Company be reduced and amended to US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the cancellation of 1 authorised but unissued Class A ordinary share of a par value of US$0.05 and the consolidation of the remaining 9,999,999 Class A ordinary shares such that each 3 Class A ordinary shares of a par value of US$0.05 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.15 (collectively, the "Share Consolidation and Reduction"); provided, however, the implementation and timing of such Share Consolidation to be determined in the discretion of the Directors; (the “Share Consolidation and Reduction Proposal”).

The primary purpose of the Share Consolidation and Reduction is to increase the per share trading price of the Company’s Class A Ordinary Shares, which the Board believes will, if needed, to meet certain continued listing requirements of The Nasdaq Stock Market, or Nasdaq. The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “CHR.” The Company’s Class A Ordinary Shares have recently traded at levels only slightly above US$1.00 per share. Given the volatility of the stock market, there is a risk that the closing bid price of our Class A Ordinary Shares could fall below the minimum $1.00 per share requirement for continued listing on The Nasdaq Stock Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). If the closing bid price remains below $1.00 for 30 consecutive business days, we may receive a notice from Nasdaq indicating that our securities are not in compliance with the Bid Price Requirement, which could lead to delisting proceedings. To address this risk and maintain compliance with Nasdaq’s continued listing requirements, the Company is seeking shareholder approval for a Share Consolidation and Reduction. We believe the Share Consolidation and Reduction is a necessary step to increase the market price of our Class A Ordinary Shares and reduce the likelihood of non-compliance with Nasdaq’s listing standards. Should our Class A Ordinary Shares be delisted, they would likely be quoted and traded on the over-the-counter market. Trading on such markets is generally less liquid than trading on a national exchange and may make it more difficult for shareholders to sell their shares, as such markets often experience less frequent transactions, smaller trading volumes, wider bid-ask spreads, and greater price volatility. Moreover, delisting may impose additional regulatory burdens on broker-dealers, potentially discouraging them from making a market in our shares, further limiting liquidity. This reduced liquidity and potential delisting could significantly impair our ability to raise additional capital through equity or debt financing, including short-term borrowings from foreign lenders.

If the Share Consolidation and Reduction Proposal is approved by our shareholders, our Directors will have the discretion to implement the Share Consolidation and Reduction or to not effect the Share Consolidation and Reduction at all. The Directors currently intend to implement the Share Consolidation and Reduction. However, if the per share trading price of our Class A Ordinary Shares increases without implementing the Share Consolidation and Reduction, the Share Consolidation and Reduction may not be necessary. Following the Share Consolidation and Reduction, if implemented, there can be no assurance that the trading price of our Class A Ordinary Shares will rise in proportion to the reduction in the number of outstanding shares resulting from the Share Consolidation and Reduction or that the trading price of the post-consolidation Class A Ordinary Share can be maintained above $1.00.

The Share Consolidation and Reduction is conditional upon our Directors determining, confirming and approving that the Share Consolidation and Reduction is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Class A Ordinary Shares on The Nasdaq Capital Market. If the Directors determine that it is in the best interests of the Company to effect the Share Consolidation and Reduction, a meeting of the Directors will be held to determine such ratio and the implementation and timing of the Share Consolidation and Reduction. No further action on the part of the stockholders will be required to either implement or abandon the Share Consolidation and Reduction.

Potential Affected Investor Interest

In approving this proposal, the Board considered that the Company’s Class A Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will authorize the Board to effect a Share Consolidation and Reduction, in its discretion, at a ratio which it deems in the best interests of the Company and its shareholders.

Principal Effects of the Share Consolidation and Reduction

If implemented, the Share Consolidation and Reduction will be effected simultaneously for all issued and outstanding Class A Ordinary Shares. The Share Consolidation and Reduction will affect all of our shareholders of Class A Ordinary Shares uniformly and will not affect any shareholder’s percentage ownership interests of Class A Ordinary Shares in the Company, except to the extent that the Share Consolidation and Reduction would otherwise result in any of our shareholders owning a fractional Class A Ordinary Share (in which case the fractional amount will be rounded up to the next whole share). After the Share Consolidation and Reduction, the Class A Ordinary Shares and Class B Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Class A Ordinary Shares and Class B Ordinary Shares now authorized. Class A Ordinary Shares issued pursuant to the Share Consolidation and Reduction will remain fully paid and non-assessable. The Share Consolidation and Reduction will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Share Consolidation and Reduction is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Share Consolidation and Reduction may result in some shareholders owning “odd-lots” of less than 100 Class A Ordinary Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 Class A Ordinary Shares.

Following the effectiveness of such Share Consolidation and Reduction approved by the shareholders and implementation by the Board, current shareholders will hold fewer Ordinary Shares, but the rights and ownership percentages will remain the same.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO MAINTAIN THE LISTING OF OUR CLASS A ORDINARY SHARES ON THE NASDAQ STOCK MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation and Reduction. Instead, we will issue one full Class A Ordinary Share after Share Consolidation and Reduction to any shareholder who would have been entitled to receive a fractional Class A Ordinary Share as a result of the Share Consolidation and Reduction. Each shareholder of Class A Ordinary Shares will hold the same percentage of the outstanding Class A Ordinary Shares immediately following the Share Consolidation and Reduction as that shareholder did immediately prior to the Share Consolidation and Reduction, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Risks Associated with the Share Consolidation and Reduction

There are risks associated with the Share Consolidation and Reduction. Shareholders should note that the effect of the Share Consolidation and Reduction, if any, upon the market price for our Class A Ordinary Shares cannot be accurately predicted. In particular, we cannot assure you that prices for Class A Ordinary Shares after the Share Consolidation and Reduction will be the number of times equals exactly to the ratio multiplied by the prices for Class A Ordinary Shares immediately prior to the Share Consolidation and Reduction. Furthermore, even if the market price of our Class A Ordinary Shares does rise following the Share Consolidation and Reduction, we cannot assure you that the market price of our Class A Ordinary Shares immediately after the proposed Share Consolidation and Reduction will be maintained for any period of time. Even if an increased per-share price can be maintained, the Share Consolidation and Reduction may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Share Consolidation and Reduction negatively, we cannot assure you that the Share Consolidation and Reduction will not adversely impact the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the Share Consolidation and Reduction or the number of Class A Ordinary Shares outstanding. If the Share Consolidation and Reduction is effected and the market price of our Class A Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Share Consolidation and Reduction. The total market capitalization of our Class A Ordinary Shares after implementation of the Share Consolidation and Reduction, when and if implemented, may also be lower than the total market capitalization before the Share Consolidation and Reduction. Furthermore, the liquidity of our Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation and Reduction.

While we believe that the Share Consolidation and Reduction will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Share Consolidation and Reduction results in a closing price for our Class A Ordinary Shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our Class A Ordinary Shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve Proposal No. 1

This proposal requires the approval of a special resolution under Cayman Islands law which requires the affirmative vote of the holders of two-thirds of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as a special resolution, that subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the Class A ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be reduced and consolidated as follows:

From US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

To: US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

By:

i.	the cancellation of one authorised but unissued Class A ordinary share of a par value of US$0.05; and

ii.	the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorised share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into 1 Class A ordinary share of a par value of US$0.15, provided, however, the implementation and timing of such Share Consolidation and Reduction to be determined in the discretion of the Directors.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE SHARE CONSOLIDATION AND REDUCTION. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE SHARE CONSOLIDATION AND REDUCTION.

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: February 27, 2026